Filed by Prenetics Global Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Artisan Acquisition Corp.

Commission File No.: 001-40411

September 2021 Strictly Private and Confidential

1 Disclaimer THIS PRESENTATION AND ITS CONTENTS ARE CONFIDENTIAL AND ARE NOT FOR RELEASE, REPRODUCTION, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, TO ANY OTHER PERSON OR IN OR INTO OR FROM ANY JURISDICTION WHERE SUCH RELEASE, REPRODUCTION, PUBLICATION OR DISTRIBUTION IS UNLAWFUL. PERSONS INTO WHOSE POSSESSION THIS DOCUMENT COMES SHOULD INFORM THEMSELVES ABOUT, AND OBSERVE, ANY SUCH RESTRICTIONS. THIS PRESENTATION IS NOT AN OFFER OR AN INVITATION TO BUY, SELL OR SUBSCRIBE FOR SECURITIES. About this Presentation This Presentation has been prepared by Artisan Acquisition Corp. (“SPAC”) and Prenetics Group Limited (the “Company”) in connection with a potential business combination involving SPAC and the Company (the “Transaction”) and is preliminary in nature and solely for information and discussion purposes and must not be relied upon for any other purpose. The “Presentation” that follows shall mean and include the slides that follow, the oral presentation of the slides by members of SPAC or the Company or any person on their behalf, the question-and-answer session that follows that oral presentation, copies of this document and any materials distributed at, or in connection with, that Presentation. By participating in the meeting, or by reading the Presentation slides, you will be deemed to have (i) agreed to the following limitations and notifications and made the following undertakings and (ii) acknowledged that you understand the legal and regulatory sanctions attached to the misuse, disclosure or improper circulation of this Presentation. 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Any offer to sell securities will be made only pursuant to a definitive subscription agreement and will be made in reliance on an exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), for offers and sales of securities that do not involve a public offering. This Presentation does not purport to contain all information that may be required or relevant to an evaluation of the Transaction, and you will be responsible for conducting any investigations and analysis that it deems appropriate and for seeking independent advice as to the legal, tax, accounting, financial, credit and other related advice with respect to the Transaction. 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In addition, in the United Kingdom, this Presentation is addressed to and directed only at, Qualified Investors who (i) are persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (ii) are persons who are high net worth entities falling within Article 49(2)(a) to (d) of the Order, or (iii) are other persons to whom this Presentation may otherwise lawfully be communicated (all such persons together being referred to as “Relevant Persons”). This Presentation must not be acted on or relied on (i) in the United Kingdom, by persons who are not Relevant Persons, and (ii) in any member state of the EEA, other than the United Kingdom, by persons who are not Qualified Investors. 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2 Disclaimer (Cont’d) Forward-Looking Statements This Presentation contains certain forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act, and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this Presentation, including statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of the Company, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. 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Some of these factors include, but are not limited to: the success of the Group’s new product or service offerings, the Company’s ability to attract new and retain existing customers, competitive pressures in the industry in which the Company and its subsidiaries (the “Group”) operates, the Group’s ability to achieve profitability despite a history of losses, the Group’s ability to implement its growth strategies and manage its growth, the Group’s ability to meet consumer expectations, the Group’s ability to produce accurate forecasts of its operating and financial results, the Group’s internal controls, fluctuations in foreign currency exchange rates, the Group’s ability to raise additional capital, media coverage of the Group, changes in the regulatory environments of the countries in which the Group operates, general economic conditions in the countries in which the Group operates, the Group’s ability to attract and retain senior management and skilled employees, the success of the Group’s strategic alliances and acquisitions, changes in the Group’s relationship with its current customers, suppliers and service providers, disruptions to information technology systems and networks, the Group’s ability to protect its brand and the Group’s reputation, the Group’s ability to protect its intellectual property, potential and future litigation that the Group may be involved in, taxes or other liabilities that may be incurred or required subsequent to, or in connection with, the consummation of the Business Combination. The foregoing list of factors is not exhaustive. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law. In light of these factors, risks and uncertainties, any estimates, assumptions, expectations, forecasts, views or opinions set forth in this Presentation should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of this Presentation and the “Risk Factors” section of the proxy statement/prospectus on Form F-4 relating to the business combination, which is expected to be filed with the SEC, and other documents filed from time to time with the U.S. Securities and Exchange Commission (“SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. SPAC and the Company assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Moreover, the Company operates in a very competitive and rapidly changing environment, and new risks may emerge from time to time. It is not possible to predict all risks, nor assess the impact of all factors on the Company’s business or the extent to which any factor, or combination of factors, may cause the Company’s actual results, performance or financial condition to be materially different from the expectations of future results, performance of financial condition. In addition, the analyses of SPAC and the Company contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the Company, SPAC or any other entity. There may be additional risks that neither the SPAC nor the Company presently know or that the SPAC and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. These forward-looking statements should not be relied upon as representing the Company’s and the SPAC’s assessment as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Industry and Market Data This Presentation also contains information, estimates and other statistical data derived from third party sources (including Frost & Sullivan). Such information involves a number of assumptions and limitations and due to the nature of the techniques and methodologies used in market research, and Frost & Sullivan cannot guarantee the accuracy of such information. You are cautioned not to give undue weight on such estimates. Neither SPAC nor the Company has independently verified such third party information, and makes no representation, express or implied, as to the accuracy, completeness, timeliness, reliability or availability of, such third party information. SPAC and the Company may have supplemented such information where necessary, taking into account publicly available information about other industry participants.

3 Disclaimer (Cont’d) Use of Projections and Historical Financial Information The 2019 and 2020 historical financial data included in this Presentation has been derived based on the Company’s 2019 and 2020 financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and are subject to updates based on an ongoing external audit in accordance with the PCAOB standards. In addition, the Company’s quarterly financial data included in this Presentation is based on financial data derived from the Company’s management accounts that have not been reviewed or audited and are subject to further review and updates. This Presentation contains ﬁnancial forecasts for the Company with respect to certain ﬁnancial results for the Company’s ﬁscal years 2021 through 2025 for illustrative purposes. Neither SPAC’s nor the Company’s independent auditors have audited, studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. These projections are forward-looking statements and should not be relied upon as being necessarily indicative of future results. In this Presentation, certain of the above-mentioned projected information has been provided for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective ﬁnancial information are inherently uncertain and are subject to a wide variety of signiﬁcant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective ﬁnancial information. While such information and projections are necessarily speculative, SPAC and the Company believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective ﬁnancial information. Inclusion of the prospective ﬁnancial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective ﬁnancial information will be achieved. All subsequent written and oral forward-looking statements concerning the Company and SPAC, the proposed transactions or other matters and attributable to the Company and SPAC or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Non-IFRS Financial Measures This Presentation also includes references to non-IFRS financial measures, such as the Company’s Adjusted EBITDA for 2019 and 2020. Such non-IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS. SPAC and the Company believe these non-IFRS measures of ﬁnancial results provide useful information to management and investors regarding certain ﬁnancial and business trends relating to the Company’s ﬁnancial condition and results of operations. SPAC and the Company believe that the use of these non-IFRS ﬁnancial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing the Company’s ﬁnancial measures with other similar companies, many of which present similar non-IFRS ﬁnancial measures to investors. Management does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. These non-IFRS ﬁnancial measures are subject to inherent limitations as they reﬂect the exercise of judgments by management about which expense and income are excluded or included in determining these non-IFRS ﬁnancial measures. Additionally, to the extent that forward-looking non-IFRS financial measures are provided, they are presented on a non-IFRS basis without reconciliations of such forward-looking non-IFRS measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. Additional Information If the Transaction is pursued, SPAC will be required to file a preliminary and definitive proxy statement, which may include a registration statement, and other relevant documents with the SEC. You are urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because, among other things, they will contain updates to the financial,industry and other information herein as well as important information about SPAC, the Company and the contemplated Transaction. Shareholders will be able to obtain a free copy of the proxy statement (when filed), as well as other filings containing information about SPAC, the Company and the proposed Transaction, without charge, at the SEC’s website located at www.sec.gov. Participants in the Solicitation SPAC and the Company, and their respective directors and executive officers may be deemed to be participants in the solicitationof proxies from SPAC’s shareholders in connection with the proposed Transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed Transaction will be contained in the proxy statement when available. You may obtain free copies of these documents as described in the preceding paragraph. The definitive proxy statement will be mailed to shareholders as of a record date to be established for voting on the contemplated business combination when it becomes available. Trademarks This Presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM © or ® symbols, but such references are not intended to indicate, in any way, that SPAC or the Company will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks, trade names and copyrights. Neither SPAC, the Company, nor any of their respective directors, officers, employees, affiliates, advisors, representatives or agents, make any representation or warranty of any kind, express or implied, as to the value that may be realized in connection with the Transaction, the legal, regulatory, tax, financial, accounting or other effects of a Transaction or the accuracy or completeness of the information contained in this Presentation, and none of them shall have any liability based on or arising from, in whole or in part, any information contained in, or omitted from, this Presentation or for any other written or oral communication transmitted to any person or entity in the course of its evaluation of the Transaction, and they expressly disclaim any responsibility or liability for direct, indirect, incidental, exemplary, compensatory, punitive, special, or consequential damages, costs, expenses, legal fees, or losses (including lost income or profits and opportunity costs) in connection with the use of the information herein. By accepting this Presentation, the recipient will be deemed to have acknowledge and agreed to the foregoing.

4 Presenters Stephen Lo, CPA, CFA Chief Financial Officer Danny Yeung CEO & Co-Founder Ben Cheng Chief Executive Officer

5 Adrian Cheng Led Team Backed by Inspirational Independent Directors Dr. Adrian Cheng Founder of Artisan Acquisition Corp. William Keller Independent Director Mitch Garber, C.M. Independent Director Frank Yu Independent Director Sean O’Neill Independent Director Ben Cheng Chief Executive Officer of Artisan Acquisition Corp.

6 Prenetics is a Clear Fit for Artisan Acquisition Corp. Focus on disruptive lifestyle technologies in healthcare, consumer, technology Strong fundamentals with significant value creation opportunities Well-positioned to deliver value and synergies in the group’s global cultural ecosystem Growth upsides through tapping global consumers’ unmet demands & burgeoning markets Target Criteria – Clearly Met by Prenetics 1 2 3 4 5 Disrupting & decentralizing global healthcare with large global opportunity of over US$1.3trn1 Strong R&D and product innovation capabilities backed by experienced in-house team, strategic collaboration with Oxford University and vibrant scientific ecosystem First-mover advantage in target geographies with robust product pipeline and high growth potential; well positioned to replicate U.S. success stories in its target geographies Inspirational founder backed by strong leadership team of tech, biotech, healthcare and consumer veterans Strong financial profile and highly attractive expected valuation relative to peers Source: Frost & Sullivan. Notes: 1. Global opportunity as of 2030; represents global market sizes and target addressable markets, except for colorectal cancer screening which does not include mainland China. Investment Thesis for

7 Significant Synergies - Prenetics and Adrian Cheng’s Ecosystem Significant Synergies • Healthcare channel and user access • Broad network of locations covering healthcare, retail, hospitality and other sectors • Extensive customer, user, and fan base across platforms • Direct corporate use cases across eco-system Education & Sports Healthcare & Wellness Hospitality Infrastructure & Aviation Roads Logistics Construction Cultural Retail Residential Workspace Services Culture & Social Innovation Adrian Cheng's 14M Members Global Eco-system

8 Decentralizing Healthcare Prevention, Diagnostics and Personalized Care

9 Personalized Care Diagnostics Prevention Existing Products Future Products Personalized nutrition, hair & sexual health products Covid-19 testing, POCT / At-home diagnostic testing and medical genetic testing Consumer genetic testing and early colorectal cancer screening Decentralizing Healthcare 2025E Revenue $640mm 24.9%4 7.3%4 67.8%4 Global Opportunity: US$117 Billion+1 Global opportunity: US$848 Billion+3 Global opportunity: US$376 Billion+2 Source: Frost & Sullivan. Notes: Global opportunity as of 2030. 1. Represents global target addressable market for early colorectal cancer screening (except for mainland China) and global market size for consumer genetic testing. 2. Represents global target addressable market for hair loss and erectile dysfunction and global market size for personalized nutrition. 3. Represents global market size for medical device. 4. Represents each business segment revenue as % of total revenue expected in 2025.

#1

Diagnostics / DNA testing company in HK and UK[1]

8 Labs

6 Airports in HK & UK, and 2 main labs

700+

Total Employees

5M+

Total tests processed[2]

$85M

Lifetime Fundraising

Alibaba Group · PING AN · apis partners · PRUDENTIAL

$205M

2021E Revenue

Prenetics™ Competitive Moat

Prevention

- **Circle** — Whole exome sequencing with proprietary 31mm datapoint algorithm
- **COLOCLEAR** — The only NMPA approved non-invasive colorectal cancer screening test

Diagnostics

- **Project Screen by Prenetics** — Covid-19 PCR test enabled by in-house developed, cloud-based, automated end-to-end solution with capability to perform up to 40K tests daily[2]
- **Oxford OX-LAMP** — Covid-19 rapid PCR quality testing developed by the University of Oxford
- **Circle HealthPod** — Patent pending at-home rapid infectious disease testing
- **Circle SnapShot** — On-going development on at-home blood based testing for routine health check

Notes: 1. By testing volume and TrustPilot Review. 2. Include CircleDNA and Covid-19 tests; as of August 31,2021.

10

Strategic R&D Collaboration with Oxford University

OSCAR – Oxford Suzhou Centre for Advanced Research

- Key research directly with the only overseas research centre by Oxford
- Initial focus will be on
  - a) HealthPod general development
  - b) HealthPod for Clinicians development





Prenetics Molecular Diagnostics Research Center at Oxford University

- Combined research with Oxford University enables Prenetics to have its own research centre at Oxford University
- Prenetics R&D team already works closely with Oxford team of Professors, with collaboration further enabling us to commercialize novel inventions
- Prenetics' ROFR to acquire technology / IP

Oxford University 3-Year Research Grant

- Key research directly with Oxford and the team of professors from Mar 2021
- Initial focus:
  - a) Improving sensitivity and time to results of Covid-19 reagent
  - b) Development of enzymes to lower cost
  - c) Assay development (e.g. infectious disease, STD)



Prenetics
牛津大学高等研究院（苏州）Prenetics 先进分子诊断技术创新中心
OSCAR-PRENETICS ITC FOR ADVANCED MOLECULAR DIAGNOSTICS
LAUNCH CEREMONY
启用仪式
21 June, 2021
Suzhou, China
OSCAR
OXFORD

Dame Caroline Wilson (British ambassador to China) at OSCAR opening – June 2021

Close Collaboration with Prenetics In-house R&D Teams



Dr. Lawrence Tzang, Ph.D.
Co-founder & Chief Science Officer
Scientific & Laboratory team



Dr. Senthil Sundaram, M.D.
Chief Clinical Officer
Clinical & Bioinformatician team



Dr. Mike Ma, Ph.D.
Head of Clinical R&D
Clinical R&D team



Dr. Peter Wong, DPhil
Chief Technology Officer
Engineering & Development team



Frank Ong, MD
Chief Medical Officer
Circle Snapshot R&D & Setup

11

Prenetics

12 World-class Leadership Team of Tech, Biotech, and Healthcare Pioneers Management Team Danny Yeung CEO & Co-Founder Stephen Lo, CPA, CFA Chief Financial Officer Lawrence Tzang, PhD Chief Scientific Officer & Co-Founder Avi Lasarow CEO – EMEA Mike Ma, PhD Head of Clinical R&D Frank Ong, MD Chief Medical Officer Key Scientific Advisers Prof. Zhanfeng Cui Donald Pollock Professor of Chemical Engineering, University of Oxford Prof. Wei Huang Associate Professor in Dept. of Engineering Science, University of Oxford Dr. Monique Andersson Medical Advisor, Director of Microbiology, Oxford University Hospitals, NHS Foundation Trusts Prof. Michael Yang Chair Professor of Biomedical Sciences, Vice-President (R&D) City University of Hong Kong

CircleDNA The World’s Most Comprehensive Consumer DNA Test Prevention Leading Brand In Asia and UK consumer genomics 50-100x More data than the competitors $19mm 2021E CircleDNA Projected Revenue 34% 2020A-2025E Revenue CAGR 120k+ CircleDNA tests delivered since July 2019 launch $16bn+ Global Market Size1 Source: Frost & Sullivan. Notes: 1. Global market size for DTC molecular testing services based on projection for 2030; Covid-19 testing service market is not included while influence of Covid-19 has been considered in the market sizing.

15 CircleDNA — An All-New Industry Standard in Genetic Testing Genotyping ~600k 125 Reports 31 million Whole Exome Sequencing 500+ Reports Genotyping Technology ● High false negative rate: Will miss >90% mutations associated with cancer and disease ● Pre-defined and specific SNP Readings ● Limited Data, can only resolve single letter “typos” ● Static, will need to test again as science evolves Our Next Generation - Whole Exome Technology ● Read protein-coding genes ● Clinical-grade consumer testing ● 50–100x more data over genotyping ● One test, a Lifetime of Value ● Identify >90% mutations associated with cancer and disease 23andMe DNA Data Points Source: Company Website, Company Filings.

16 Family Planning Early Detection Precision Medicine Health & Disease Origins Talents & Performance Traits Diet & Lifestyle CircleDNA – the Forefront of Health Diagnostics & Disease Prevention Covering Screening, Wellness, Proactive and Preventive Measures 500+ Reports Discovered Across 20 Categories A Snapshot of CircleDNA Tests Family Planning & Disease 375 reports Diet, Wellness, Lifestyle 69 reports Traits 70 reports 103 Reports Drug Response 157 Reports Carrier Screening 36 Reports Cancer Risk 6 Reports Dementia & Brain Health 65 Reports Disease Risk 8 Reports Common Health Risk 8 Reports Stress & Sleep 14 Reports Skin 20 Reports Nutrition 5 Reports Pollution Sensitivity 15 Reports Diet 7 Reports Well-Being 15 Reports Ancestry 4 Reports Gender Traits 18 Reports Sports & Fitness 5 Reports Behavioral Traits 9 Reports Success Traits 12 Reports Physical Traits 2 Reports Music & Dance 5 Reports Personality Traits

17 CircleDNA Product Offering USD 189 14 Categories – 125 Reports Diet, Nutrition, Fitness, Stress, Ancestry, Skin, and More 30 Mins Phone Consultation USD 499 USD 499 USD 629 1 Category – 163 Reports Carrier Screening of recessive genetic diseases 30 Mins Phone Consultation 4 Categories – 115 Reports Cancer, Common Health Risks, Disease Risks, Dementia & Brain Health 30 Mins Phone Consultation 20 Categories – 500+ Reports Vital + Family Planning + Health Bundle + Drug Response 30 Mins Phone Consultation (2x) Vital Health Premium Family Planning Retail Price

18 CircleDNA Marketing Strategy Social Media Celebrity Ambassadors ATL Marketing Van Ness Wu Actor & singer 15M+ social media followers G.E.M. Asia’s Taylor Swift 50M+ social media followers Gigi Leung Actor, singer & mother 20M+ social media followers TRAM WATSONS TAXI BILLBOARD

19 - 250 500 750 1,000 1,250 1,500 1,750 T+0 T+1 T+2 T+3 T+4 T+14 CircleDNA — Extraordinary Growth with Significant Runway Forecasted Growth Trajectory after Launch1 (# of Cumulative Tests Sold, ’000) 623k (by 2025E) ~12M Market Size4 US$8.8 bn APAC / EMEA Consumer DNA Test Market Size4 US$5.1 bn US Consumer DNA Test 14 19 21 42 52 62 2020E 2021E 2022E 2023E 2024E 2025E CircleDNA Revenue (US$ millions) 2020 2021 2019 10,000 23andMe took 4 years to sell 100k tests, which Prenetics achieved in less than 2 years Source: Frost & Sullivan. Trust Pilot Review. Notes: 1. Blue dotted line denotes management forecast; grey dotted line is extrapolation of 23andMe. 2. Market data as of August 31, 2021. 3. As of July 12, 2021. 4. Market size for DTC molecular testing services based on projection for 2030; Covid-19 testing service market is not included while influence of Covid-19 has been considered in the market sizing. 23andMe Market cap of $3.5bn2 2020A Rating on Trust Pilot3 23andMe 1.9 / 5.0 4.6 / 5.0

Project Screen Covid-19 Testing $32bn+ Global Market Size1 8 Labs 6 Airports in HK & UK, and 2 main labs 5M+ Covid-19 Molecular Test Performed Diagnostics $51mm 2020A Covid-19 Testing Revenue 77% 2020A-2022E Revenue CAGR Blue Chip Clientele of Governments & Corporates Source: Frost & Sullivan. Notes: 1. Based on projection for 2021; represents global market size; only consists of tests performed in independent clinical laboratories. Prenetics laboratory inside Hong Kong International Airport

Prenetics Response To Covid-19

Key Highlights

HK Government

- **~2M tests** serviced for HK government as of 1Q 2021
  - ✓ Community Testing
  - ✓ Hospital Authority
  - ✓ Department of Health
  - ✓ Food and Environmental Hygiene Department (FEHD)



English Premier League

- Provides testing service up to **3,000 players and club staffs** for English Premier League on a regular basis

Premier League



Airport Testing to International & Local Airports

- Airport testing in Hong Kong and the United Kingdom, including **HKIA[1], Heathrow, Manchester, Stansted, Luton, and Gatwick airports**
- Converted smoking lounge to an ISO-15189 **laboratory at the HKIA[1]**. Prenetics is the **only** Covid-19 testing provider with **operating lab in HKIA[1]**



Extensive Partnerships Across Sectors

Prenetics + Virgin Atlantic

- **Prenetics has become Virgin Atlantic's preferred at-home testing provider**, with customers able to order a complete end-to-end travel testing bundle, tailored to their destination

Travel (2022E Revenue $89M)

Virgin Atlantic, Carnival Cruise Line, Cruise line operation of an entertainment company, Hong Kong International Airport, Heathrow Airport, London Luton Airport, London Stansted Airport, Manchester Airport, Gatwick Airport

Entertainment & Sports (2022E Revenue $15M)

English Premier League, Professional Darts Corporation, England and Wales Cricket Board, British Academy Film Awards, Sky TV, Global Media & Entertainment Company, American Film & TV Studio

21

Note: 1. Hong Kong International Airport.

Prenetics™

22 Significant Upside as Travel “Resumes” Covid-19 Testing Revenue Breakdown (US$ millions) 2020A 2021E Travel Others $51 $173 2% 98% 98% 55% 45% 799 # of Tests (’000) 5,688 Source: Frost & Sullivan. Notes: 1. 2020 financials based on management accounts – excludes airline & cruises revenue in EMEA as breakdown is not available. 2. Include entertainment & sports, community testing & screening, corporate B2B testing, etc. 3. Based on projection for 2021; represents global market size; only consists of tests performed in independent clinical laboratories. 2 $32bn+ Global Market Size3 1 3.4x

Major COVID-19 Testing Technologies Comparison

	Nucleic Acid Amplification (RT-LAMP)	Nucleic Acid Amplification Test (RT-PCR)	Antigen Test (Proteins)
Speed	✔ Reaction time: 15 – 20min	✘ Reaction time: 4 – 6 Hours	✔ Reaction time: 15 - 30min
Accuracy	✔ Higher: 96%	✔ Highest: 99%	✘ Symptomatic: 90% or above Asymptomatic: 27%
Mobility & Lab Required	✔ No Need Laboratory No Lab Technicians	✘ Need Laboratory Lab Technicians	✔ No Need Laboratory No Lab Technicians
Availability	✔ Yes	✔ Yes	✔ Yes
Use-Case	✔ Symptomatic & Asymptomatic	✔ Symptomatic & Asymptomatic	✘ Symptomatic (7 days of infection)
Through-put & Scalability	✔ Highly Scalable	✘ Not scalable	✔ Highly Scalable

PCR-Quality Technology from Oxford

Source: Frost & Sullivan.

23

Prenetics™

24 Game Changing POC / At-Home PCR-Quality Testing Technology from Oxford University Rapid 15 – 20 mins (positive will be faster) Speed that PCR can never achieve and scale Accurate 96% Sensitivity 99.9% Specificity Point-of-Care Technology Application of advanced thermo-technology that enables POC application and self-administration Low Cost Enabling frequent testing Scalable No lab or specialist equipment Throat or nasal swabs OX-LAMP Approvals / Recognitions MHRA1 in UK CE IVD2 in EU • US FDA in process; Expected by 2021Q4 / 2022Q1 Inside Oxford Lab Developing 30-minute Coronavirus Test Notes: 1. Medicines and Healthcare products Regulatory Agency. 2. Approved CE Marketing on In-Vitro Diagnostic medical devices.

25 Source: Company Website. Please view Circle HealthPod Product video here: https://circlepod.co/.

Diagnostics


HealthPod

Detects Covid-19 with
PCR-Quality Technology

UNIVERSITY OF OXFORD

Future Assays:

- Influenza / Flu
- STDs

Circle HealthPod
A Lab. In Your Pocket

20min	Time to result
96% / 99.9%[2]	Sensitivity / Specificity
$848bn+	Global Market Size[1]
Mobile & Scalable	No lab or specialist equipment
Painless	Pain-free nasal swab
CE-IVD Marked	Expect to receive US FDA EUA by Q1 2022

Launched in Hong Kong
To launch in EU, Southeast Asia and the US

Source: Frost & Sullivan. Notes: 1. Represents global market size for medical device based on the projection for 2030. 2. According to trials done at University of Oxford when compared to PCR.

27 Successful Commercialization Case Study: Cue Health Source: Company Filings, Cue Health Company Website, Bloomberg, Reuters, CNBC. Notes: 1. Per Bloomberg, as of December 2020. The Cue Health Monitoring System • The Cue Health Monitoring System is a fast, compact, highly portable testing platform with high performance and accuracy, utilizing molecular diagnostic technology • Cue Health's COVID-19 cartridge test is authorized by the US FDA for home use with no prescription in Mar 2021. The company filed for a US IPO on September 1, 2021 Over $2bn Valuation1 $481mm Contract Granted from US Gov’t Go-to-Market Strategy: Key Partners & Target Clients Enterprise Healthcare Provider Direct-to-Consumer Public Sector Henry Schein Fortune 500 Companies Mayo Clinic Hospitals / Private Clinics E-commerce In-store US Department of Defense Government Agencies $202mm 1H 2021 Revenue

28 • In-patient and out- patient on-site screening • Regular testing for healthcare workers & family • For hotel guests as a complimentary item for their stay or as a paid in-room service • Must-have for every homes to for a peace of mind • At-home testing • On the go testing (with portable charger) Use Case Hospitals & Clinics Hotels & Apartments Private Use NGO Community Screen Schools Sports & Entertainment • Rapid testing for schools • Regular testing for students and teachers • Easy and simple test for NGO’s • Regular testing for community members • Rapid at-home testing for attendees • Regular testing for players and staffs

Illustrative Representation of Diagnostic-testing Supply Chain


Level of vertical integration varies based on OEM, technology, and platform
Subtier supply chain
Analyzer production
Test/kit production
Sample processing
Sample collection
Assay consumables
Reagents
High-throughput analyzers
Assay kits
Labs
Testing sites
Analyzer components
Rapid-result cartridges
Point-of-care systems
Providers
Manufacturing equipment/integration
Point-of-care analyzers
Cartridge components
Home-use cartridges
Home/personal
Circle HealthPod
Collection consumables
To labs, testing sites, in-home test kits, providers, and others
Degree of supply-chain constraint (e.g., capacity limitations, small number of suppliers)
Less constrained
More constrained

Prenetics

29

30 Circle HealthPod B2B Stations Circle HealthPod Dashboard Partners App Multiple Circle HealthPods

31 Circle HealthPod Marketing Strategy – Partnering with International Actor Donnie Yen on Extensive ATL Marketing Campaigns TRAM BILLBOARD MTR TAXI BUS STATION TVC Notes: Initial marketing campaign focusing only for Hong Kong market.

Prevention


COLOCLEAR
Stool Sample Collection Kit – ColoClear ®
A Stool-based DNA test for
Early Colorectal Cancer Screening
Prenetics

ColoClear

The Only Non-Invasive Colon Cancer Screening Test Approved by NMPA

96%
Sensitivity - Highly Accurate

Cost Effective
Comparing to Colonoscopy

Successful Model
Comparable to ColoGuard in the US

$101bn+
Addressable market[1]

Launching in Q1 2022E

Source: Frost & Sullivan.

Notes: 1. Global target addressable market for colorectal cancer screening based on projection for 2030, except for mainland China; target population is the age group of 40-74 years old.

34 Significant Whitespace in Asia Markets Presents Attractive Growth Opportunities 10 27 50 98 2022E 2023E 2024E 2025E 39 99 266 454 810 2015A 2016A 2017A 2018A 2019A Source: Frost & Sullivan. Notes: 1. Before Exact Science’s acquisition of Genomic Health in November 2019, ColoGuard is the only major revenue source for Exact Sciences. 2. Market data as of August 31, 2021. Colorectal Cancer Screening Market in US (2019) Colorectal Cancer Screening Market in HK & SEA (2019) 93.0M Addressable Population 128.2M Addressable Population 16.5% Tested 5.7% Tested 83.5% Unscreened 94.3% Unscreened Revenue of ColoGuard for Exact Sciences1 (US$ mm) Projected Revenue of ColoClear for Prenetics (US$ mm) 60 160 300 600 104 244 572 1,680 934 Volume (’000) Volume (’000) Key addressable market for (Market cap of $17.9+bn2) Key addressable market for

Strategic Technology Transfer from New Horizon to Launch ColoClear

Prenetics™ + 诺辉健康 NEW HORIZON HEALTH

(Listed on HKEX with market cap of ***US$2.6bn***[1] *and FY2020 revenue of US$10mm)*

Exclusive

Exclusive *rights granted to sell & process ColoClear in Hong Kong and Macau; expandable to Taiwan and Southeast Asia*[2]

50:50

Under a profit sharing agreement, Prenetics and New Horizon ***will equally share gross profits***[3] *from sales of ColoClear*

5+5 Years

5 years *of initial term renewable for another* ***5 years*** *by mutual consent*

Technology Transfer

Completed technology transfer from New Horizon; ***certified by New Horizon to perform ColoClear testing at its lab***

Establishment of Strategic Partnership with New Horizon Health to Commercialize ColoClear

35

Source: Company Filings. Notes: USD/HKD FX rate of 7.78. 1. Market data as of August 31, 2021. 2. Including Singapore, Malaysia, Indonesia, Vietnam, Philippines and Thailand. 3. Gross profit = Gross Revenue – COGS for products sold – COGS for lab testing services – Sales & Marketing Expenses (including sales incentives and logistics costs).

Prenetics™

36 Non-invasive Tests Sensitivity Specificity Detection limitations Sample size needed Dietary restrictions CRC AA gFOBT (Hemoccult II) 40% 12% 98% Intermittent bleeding 3 bowel movements Yes FIT (Faecal Immunochemical Test) 70% 22% 95% Intermittent bleeding Single sample No FIT-DNA (ColoGuard) 92% 65% 92% CRC and AA continuously exfoliate cells Single sample No FIT-DNA (ColoClear) 96% 64% 87% CRC and AA continuously exfoliate cells Single sample No Diagnostic Invasive Test Sensitivity Specificity CRC AA Colonoscopy >95% 95% 90% FIT-DNA has higher sensitivity when comparing with other non-invasive Colon Cancer screening tests. Closest CRC sensitivity to actual colonoscopy standards ColoClear – Industry Leading Performance Sensitivity=True positive /（True positive + False negative）*100%; Specificity=True negative /（True negative + False negative）*100%. Source: Company filings, Colorectal cancer development and advances in screening. Clin Interv Aging. 2016 July 19; 967-976.

Circle SnapShot Your annual health check at home Launching in Q1 2022E Diagnostics 50+ Wide Range of Tests for Everyone Digital Health Platform Track your Health Progress Successful Model Comparable to Everlywell, Letsgetchecked $6bn+ Global Market Size1 Painless Blood collection at home Source: Frost & Sullivan. Notes: 1. Global market size for at-home health testing based on projection for 2030; does not include home testing kits which do not require lab tests; Covid-19 at-home test has not been considered.

Successful Commercialization Case Study: Everlywell

Innovative at-home Health Testing

- Everlywell's portfolio of 30+ at-home tests offer simple sample collection and physician-reviewed results and insights sent to your device in 5 to 7 business days
- In March 2021, Everlywell announced its acquisition of PWNHealth and Home Access Health Corp. in a cash and stock deal. The combined companies, re-branded as Everly Health, expects to support more than 20 million people annually in the US

$2.9bn

Valuation[1]

~$200mm

2020 Revenue[1]

Popular Everlywell Tests

Food Sensitivity

Measure body's immune systems' IgC antibody reactivity to 96 foods



Metabolism

Measure free testosterone, cortisol and TSH levels



Indoor & Outdoor Allergy

Test for 40 common indoor and outdoor allergens



Sexually Transmitted Disease

Screens for 7 common sexually transmitted infections



Source: Everlywell Company Website, Bloomberg.
Notes: 1. Per Bloomberg news article, as of March 2021.

39

Prenetics™

Circle Medical Genetic Testing for Physicians $59bn+ Global Market Size1 Successful Model Comparable to Invitae, Natera 20+ Wide range of tests for everyone Launching in Q1 2023E Diagnostics Next Generation Sequencing Advanced Technology Source: Frost & Sullivan. Notes: 1. Global market size for clinical molecular test service based on projection for 2030; Covid-19 testing service market is not included while influence of Covid-19 has been considered in the market sizing.

41 68 148 217 2017A 2018A 2019A 4.6 10.6 Today (2021E) 2025E 4.6 9.2 2016A Today (2021E) Significant Growth Potential in Asia / Europe Markets Present Attractive Growth Opportunities Medical Molecular Testing Market in US (US$ bn) Medical Molecular Testing Market in HK / SEA / Europe (US$ bn) Source: Frost & Sullivan. Notes: 1. Billable volume for 2018 – 2019. Accessioned volume for 2017. 2. Market data as of August 31, 2021. 3. While its geographic scope is not limited to certain regions, it is expected to predominantly generate revenue in Hong Kong, SE Asia and Europe during the projection period. 2.0x 2.3x Revenue for Invitae (US$ mm) Projected Revenue of Circle Medical for Prenetics3 (US$ mm) 26 38 56 2023E 2024E 2025E 150 292 469 Volume1 (’000) Volume (’000) Target market size for 100 150 225 (Market cap of $6.4bn2) US market size for

Circle One / F1x / Fem Testing into personalized care Launching in 2022E-2023E Personalized Care Source: Frost & Sullivan. Notes: 1. Based on CircleDNA customer survey conducted in Feb 2020. 2. Represents global target addressable market for hair loss and erectile dysfunction and global market size for personalized nutrition based on projection for 2030. Data-based Personalized solution based on data analytics Cross Selling Leverage existing CircleDNA customer base Recurring Revenue Subscription model 63% of CircleDNA customers want Circle One1 $376bn+ Addressable market2

43 Successful Commercialization Case Study: Roman Source: Roman Company Website, Bloomberg, PR Newswire, Fortune. Notes: 1. Per Bloomberg, as of March 2021. Represents the post-money valuation of Ro, the operator of Roman. 2. Per Bloomberg, as of March 2021. Represents the lifetime fundraising of Ro, the operator of Roman. Roman – Digital Health Clinic for Men • Roman provides personalized solutions to men for the treatment of erectile dysfunction, hair loss, premature ejaculation, etc. • Roman’s daily vitamins and supplements are available in 4,600+ Walmart stores across the United States $5bn Valuation1 $876mm Lifetime Fundraising2 Key Partners Pharmaceuticals Retailers Healthcare Sports & Entertainments Pfizer Greenstone Walmart Ribbon Health Quest Diagnostics MLB

Product Pipeline Built on a Robust Existing Foundation


Existing Foundation
2021
2022
2023
Diagnostics
Prevention
Personalized Care
Medical Community Recognition
Covid-19 Testing
CircleDNA
Customer & Data Sets
Circle HealthPod
3Q 2021
Product Extension
Circle Snapshot
1Q 2022
At Home Health Tests
Covid-19 - - → STD, Influenza
Physician Detailing
Circle Medical
2023
Medical Genetic Testing
Product Extension
ColoClear
1Q 2022
Extend Consumer Journey / Lifetime Value ("LTV")
Circle One
2022
Circle F1x / Fem
2023
Personalized nutrition, hair & sexual health products

Lab Tests Required (same lab supporting multiple tests) **Future Pipelines Post 1Q 2022**

45

Prenetics

46 13 1 (38) (26) 18 (169) (118) (157) (218) (489) (100) (121) (123) (244) (652) (96) (134) (115) (131) (216) 205 272 307 429 640 99 266 454 876 1,491 25 68 148 217 280 217 211 258 302 391 US$ millions Revenue1 Operating Profit (Loss)1 2016A 2017A 2018A 2019A 2020A Prenetics Delivering Favorable Metrics vs. US Peers 5 Years Ago $1.3bn4 $17.9bn5 $0.25bn4 $6.4bn5 Multiple Product & Pipeline Single Product2: Colorectal Cancer Screening Single Product2: Medical Genetic Testing $1.25bn3 Enterprise Value Notes: USD/HKD FX rate of 7.78. 1. 2021-2025 financials based on management forecast. Exact Sciences, Invitae and Natera historical financials sourced from company filings. 2. Indicates primary product focus. 3. Please refer to Transaction Summary page for further details. 4. Market data as of December 31, 2016. 5. Market data as of August 31, 2021. Substantial revenue with robust product pipeline Efficient cost structure 2016A 2017A 2018A 2019A 2020A 2016A 2017A 2018A 2019A 2020A 2021E 2022E 2023E 2024E 2025E $0.6bn4 $11.1bn5 Dual Product2: NIPT & Carrier Screening Market Cap c. 14x c. 26x c. 18x

Tremendous Value Potential for Prenetics to be Unlocked via Synergistic Acquisitions

	Market Cap (2016)[1]	Synergistic & Technology-enabling Bolt-on Acquisition Opportunities	Market Cap (Now)[2]
EXACT SCIENCES	$1.3bn+	~10 Acquisitions	$17.9bn+
INVITAE	$0.25bn+	~13 Acquisitions	$6.4bn+


Liquid Biopsy


Long-read Sequencing


Bioinformatics

Prenetics™ Enterprise Value $1.25bn[3]

Potential Upside from Synergistic Acquisitions

47

Notes: 1. Market data as of December 31, 2016. 2. Market data as of July 12, 2021. 3. Please refer to Transaction Summary page for further details.

Prenetics™

Financial Information

49 2019A Revenue $9mm 2021E Revenue $205mm 2025E Revenue $640mm Prenetics Continues To Transform Itself, Now At An Incredible Rate Notes: USD/HKD FX rate of 7.78. For financial projections, please refer to the "Use of Projections" portion of the disclaimer. 1. 2019 and 2020 financials based on audited accounts – Prevention segment revenue includes other service fees and adjustments. 2021 and 2025 financials based on management forecast. Revenue Evolution1 Multiple Shots on Goal, While Benefiting from Significant Customer and Operational Synergies Across Platform 2 Commercialized Product Lines 4 Commercialized Product Lines 7 Commercialized Product Lines CAGR of 58% 9.7% 90.3% 24.9% 7.3% 67.8% Diagnostics Personalized Care Prevention 1 Commercialized Product Line 2020A Revenue $65mm 21.9% 78.1% 100%

50 Driven by Robust Organic Growth and Product Launch Strategies Diagnostics Personalized Care Prevention 9 14 20 31 69 102 159 51 185 236 215 290 434 4 23 37 47 9 65 205 272 307 429 640 2019A 2020A 2021E 2022E 2023E 2024E 2025E Revenue in US$ millions Notes: USD/HKD FX rate of 7.78. For financial projections, please refer to the "Use of Projections" portion of the disclaimer. 1. 2019 and 2020 financials based on audited accounts – Prevention segment revenue includes other service fees and adjustments. 2021-2025 financials based on management forecast. Product Launch Year Personalized Care 124% CAGR (22E-25E) Diagnostics 54% CAGR (20A-25E) Prevention 61% CAGR (19A-25E)

COVID-19: An Opportunity to Better Reimagine Healthcare

Revenue in US$ millions[1]

We conservatively assumed COVID-19 testing market is not here to stay. Instead, it has allowed us the opportunity to build the tools and expand our platform in order to better serve the new world order of healthcare


434
159
47
2019A
2020A
2021E
2022E
2023E
2024E
2025E
Prevention
Diagnosis (ex. Covid-19 Testing)
Personalized Care
Covid-19 Testing

- Testing the New Norm
- Self Care a Necessity
- New Technology
- Brand & Trust
- Network
- Time to Market

Notes: USD/HKD FX rate of 7.78. For financial projections, please refer to the "Use of Projections" portion of the disclaimer.
1. 2019 and 2020 financials based on audited accounts – Prevention segment revenue includes other service fees and adjustments. 2021-2025 financials based on management forecast.

51

Prenetics

52 High Operating Efficiency Leading to High Growth • Revenue growth driven by robust organic expansion and product launch strategies • Significant market opportunity in multiple verticals; Pipeline products expected to benefit from customer and operational synergies across platforms Notes: USD/HKD FX rate of 7.78. For financial projections, please refer to the "Use of Projections" portion of the disclaimer. 1. 2019 and 2020 financials based on audited accounts. 2021-2025 financials based on management forecast. 2. Excludes depreciation and amortization expenses. 3. Profit sharing to New Horizon for ColoClear is also included. 4. Non- operating expenses primarily attributable to fair value adjustments for ESOP and convertible securities issued by the Company. Includes tax expense and tax credit. • Significant positive momentum is expected from 2024 onwards as most products are in their high growth stage Financials in US$ million1 2019A 2020A 1Q21A 2021E 2022E 2023E 2024E 2025E Revenue 9 65 57 205 272 307 429 640 YoY % NA 606% 1315% 215% 33% 13% 40% 49% Gross Profit2 3 27 22 85 118 137 185 295 Gross Margin % 33% 41% 39% 41% 43% 45% 43% 46% Sales & Marketing Expenses2 5 6 2 16 41 72 80 107 Research & Development Expenses2 2 2 1 30 36 50 64 83 Administrative and Other Expenses2,3 9 14 6 19 27 36 48 65 Adjusted EBITDA (Non-GAAP) (12) 4 12 21 14 (21) (7) 39 Adjusted EBITDA Margin % (131%) 7% 21% 10% 5% (7%) (2%) 6% Depreciation and Amortization 2 2 1 8 13 17 20 21 ESOP & Other Non-Operating Expenses4 6 4 9 54 16 18 25 37 Net Profit / (Loss) (20) (2) 2 (41) (15) (56) (52) (19) Net Profit Margin % (219%) (3%) 3% (20%) (6%) (18%) (12%) (3%)

Transaction Overview

54 Transaction Summary Illustrative Sources & Uses Assumes 0% redemption by SPAC Shareholders Illustrative Ownership1 Transaction Overview1 Illustrative Enterprise Value1 • Illustrative enterprise value of $1.25 billion • Artisan Acquisition Corp. to merge with Prenetics • An implied multiple of 4.6x 2022E Revenue and 4.1x 2023E Revenue • Concurrent with the transaction, $60mm will be raised in a PIPE from Lippo, Dragonstone and Xen Capital at $10.00 per share in addition to $60mm from forward purchase agreements (“FPAs”) • All existing shareholders of Prenetics to rollover into the combined entity with no shareholders exiting. they will maintain approximately 67% ownership •Co-founder Danny Yeung and SPAC sponsor subject to a 18-month lock-up period to align with the Company’s long-term interest • Proceeds to be used for strategic acquisition or investments, R&D, product roll out, geographic expansion and general corporate purposes Sources Existing Target Shareholder Equity Rollover $1,150 Sponsor Promote4 100 Cash Available in SPAC Trust Account 339 Forward Purchase Agreement 60 PIPE 60 Total Sources $1,709 Uses Existing Target Shareholder Equity Rollover $1,150 Sponsor Promote4 100 Transaction Expenses 40 Net Cash to Balance Sheet 419 Total Uses $1,709 Share Price $10.00 Shares Outstanding (mm) 170.92 Illustrative Post-Money Equity Value $1,709 (-) Net Cash to Balance Sheet3 $455 Illustrative Enterprise Value $1,254 EV / 2022E Revenue 4.6x EV / 2023E Revenue 4.1x 25.3%2 7.5% 67.3% Prenetics Equity Rollover Artisan Shareholders PIPE Investors (including the investors under FPAs) Notes: USD/HKD FX rate of 7.78. 1. Excludes (i) the impact of any equity awards issued at or after the closing of the transaction, (ii) the dilutive impact of 18.7mm warrants (11.3mm SPAC public warrants, 5.9mm of sponsor warrants, 1.5mm of FPA warrants) with a strike price of $11.50 per share, and (iii) the impact of shares with super-voting rights. Includes 9.98mm total Class B ordinary shares. 2. Includes SPAC directors. 3. Includes net cash to balance sheet of $419mm post the transaction, and Prenetics balance sheet net cash of $35.4mm, the pro-forma amount of which includes a cash balance of $9.4mm as of 1Q 2021 and $26.0mm of proceeds from pre-IPO fundraising. 4. Includes total 9.13mm Class B ordinary shares held by the Sponsor, 0.75mm Class B ordinary shares held by the FPA providers, and 0.1mm Class B ordinary shares held by SPAC directors.

Sum-of-the-Parts Valuation: Today


Intrinsic Enterprise Value of Prenetics
Illustrative Enterprise Value of Prenetics
(in US$ millions unless otherwise noted)
EV / CY23E Revenue1
8.0x
7.0x
6.0x
6.4x2
4.1x2
c. 550
c. 1,280
c. 420
(Circle SnapShot & Circle Medical)
c. 860
(Circle HealthPod)
c. 140
c. 1,970
1,254
Prevention3
Diagnostics4
Personalized Care3
Implied SOTP Valuation
Illustrative Enterprise Value

Notes: USD/HKD FX rate of 7.78. 1. Prenetics' 2023 net revenue, which takes into account GST and transaction costs, from the management forecast used to calculate the implied sum-of-the-parts valuation. 2. EV/CY2023E revenue calculated based on 2023E total net revenue including net revenue from Project Screen. 3. 23andMe, Invitae, Natera, Exact Sciences and New Horizon Health were referenced for EV/revenue multiples on Prenetics' prevention and personalized care business segment. 4. Autobio Diagnostics, Dr. Pal PathLabs, Invitae, Metropolis Healthcare and Quidel were referenced for EV/revenue multiples on Prenetics' diagnostics business segment. Project Screen business was not taken into account in the valuation of the diagnostics business given the phaseout of the business from 2022 onwards.

55

Prenetics

56 Peers’ Proven Successes Supported by Substantial Valuation Prevention Diagnostics Personalized Care Prenetics Products Peers1 Current Valuation / Market Capitalization2 $3.5bn3 $2.6bn3 $2.0bn4 $2.9bn5 $6.4bn3 $5.0bn6 Roman Health Source: Bloomberg. Notes: 1. Select companies with comparable products focused in the US / China. 2. Market cap for listed companies, or latest private round valuation. 3. Market cap as of August 31, 2021. 4. Valuation reportedly discussed in the latest private round; per Bloomberg, as of December 2020. 5. Valuation after the acquisition of PWNHealth; per Bloomberg, as of March 2021. 6. Post-money valuation for $500mm fundraising; per Bloomberg, as of March 2021.

57 4.1x 15.8x 11.8x 7.3x 7.7x 7.8x 13.7x 9.3x 7.3x 7.1x 4.1x Prenetics New Horizon Health Natera Invitae Exact Sciences 23andMe Dr. Lal PathLabs Metropolis Healthcare Invitae Quidel Autobio Diagnostics 4.6x 14.4x 9.6x 9.1x 9.0x 15.3x 10.5x 9.6x 7.1x 5.3x Prenetics New Horizon Health Natera Invitae Exact Sciences 23andMe Dr. Lal PathLabs Metropolis Healthcare Invitae Quidel Autobio Diagnostics Benchmarking Analysis Source: Company disclosures, broker reports and FactSet as of August 31, 2021 1. Prenetics’ EV/revenue multiples are based on illustrative enterprise value of $1.254bn EV / CY2022E Revenue Multiples EV / CY2023E Revenue Multiples Prenetics Prevention / Personalized Care Diagnostics CY2022E Average: 16.1x CY2022E Average: 9.6x CY2023E Average: 10.1x CY2023E Average: 8.3x 1 1 38.5x

58 Select Precedent Transactions EV/LTM Date Acquiror Target Public / Private EV1 (US$m) Sales (x) EBITDA (x) Apr-21 Private 3,000.0 –– Apr-21 Public 1,624.3 3.9 22.3 Mar-21 Public 1,729.0 10.1 – Feb-21 Private 3,500.0 11.5 – Oct-20 Private 1,700.0 –– Oct-20 Private 410.0 –– Sep-20 Private 780.0 10.8 24.1 Sep-20 (80%) Private 309.6 –– Jun-20 Private 886.0 17.7 nm2 Mar-20 Private 95.0 –– Feb-20 Public 51.5 3.8 nm2 Jan-20 (Oncology) Private 37.0 3.7 – Mean 1,343.5 8.8 23.2 Median 833.0 10.1 23.2 Notes: Public filings, Dealogic and MergerMarket. 1. Excludes earnout. 2. EV / LTM EBITDA multiple less than 0.0x.

Appendix

Dysfunctional "Sick-care As Healthcare" Is Ripe for Disruption

Reactive Infrequent passive touch-points with healthcare system

Late Stage Focus Focused on treating already sick people

Vicious Cycle As more people get sick, they require more resources, leaving fewer resources to keep people healthy

Aging Population & Chronic Disease Burden Adding significant burden to healthcare system

6/10
of Global Population Lives with Two or More Chronic Diseases[1]

1 / 4
Wastage in US Healthcare Spending[2]

US$8.8trn
Global Healthcare Spending in 2021[3]

59%
% Relative Lifetime Healthcare Expenditure at Age 65 or Over[4]

Conventional Healthcare Is No Longer a Viable Solution

Sources & Notes: 1. Adults aged 65 or over in total 27 OECD countries as of 2014. OECD. 2. JAMA, https://www.healthleadersmedia.com/clinical-care/wasteful-spending-us-healthcare-estimated-760-billion-935-billion. 3. IHS Markit, https://ihsmarkit.com/research-analysis/global-healthcare-spend-to-remain-stable.html . 4. The Lifetime Distribution of Health Care Costs: Berhanu Alemayehu, Kenneth E Warner, et al. (June 2004).

61 Asia Based, Global Presence • Operating presence Across Asia: China (Hong Kong & Beijing1), Singapore, India, Malaysia, the Philippines, Thailand, and Vietnam Europe & Africa HQ London Global HQ Hong Kong Research Partner Oxford University Prenetics-Oxford Innovation Tech Centre for Advanced Molecular Diagnostics Suzhou, China HealthPod US FDA Approval Expected by 4Q21 / 1Q22 Note: 1. Operates through a joint venture.

Key Milestones

Corporate Events | Fundraising

2014
Corporate Events
- Founded in 2014

Fundraising
- $2.3M Series A

SXE VENTURES

2016
Corporate Events
- Launched the first genetic test

Fundraising
- $5.5M Series B

中国平安 PING AN

2017
Fundraising
- $34M Series C

PRUDENTIAL 英國保誠, Alibaba Group

2018
Corporate Events
- Acquired DNAFit

DNAFit

2019
Corporate Events
- Launched new consumer DNA test – CircleDNA

Circle

2020
Corporate Events
- Start Covid-19 testing in HK & UK
  Project Screen
- Covid-19 testing in 6 airports globally
- Strategic partnership & R&D Collaboration
  University of Oxford

Fundraising
- $17.5M Series D

Prudential, apis partners, K11, Alibaba Group

2021
Corporate Events
- ~4M Covid-19 tests processed[1]
- HealthPod launch

Fundraising
- $26M Pre-IPO

GOBI PARTNERS

2022 onwards
Corporate Events
- ColoClear launch
- Planned Circle SnapShot launch
- Planned Circle One / F1x / Fem launch
- Planned Circle Medical launch

Note: Logos under each fundraising round represent the lead / key investors. 1. As of June 2021.

62

Prenetics™

Circle SnapShot

Digital SnapShot of Your Health

SnapShot is a user-friendly results delivery system that capitalises on market trends and consumer expectations. The device will work to analyse blood markers across health categories including, for example:


Heart Health
Diabetes Risk
Liver Function
Men's Health
Women's Health
... and many more
Total Cholesterol
2.5 mmol
0
5
Current
Historic
Your total cholesterol result is higher than it should be. Having a higher than

SnapShot is both an off-the-shelf and white-label solution (including API functionality) offering an E2E service.

This includes fulfilling the blood test kits, delivering to the customer including returns, processing of samples and release of results.


SnapShot
LDL
Cholesterol ratio
Triglycerides

63

Prenetics

Circle SnapShot

Illustrative SnapShot Tests – Planned Launching in 2022E

A — Heart Health
- Total Cholesterol
- HDL
- LDL
- ......

B — Men's Health
- Testosterone test
- Liver Function
- General men's health test

C — Women's Health
- HPV test
- Folic Acid
- Women's Fertility Test
- ......

D — Diet & Energy
- Food Sensitivity
- Metabolism Test
- Thyroid Test
- Vitamin D and Inflammation
- ......

E — Diabetes Risk
- HbA1c
- ......

Buy online → Test at home → Get fast results → Free tele consultation → E-prescription and services

64

Prenetics™

65 Moving into Medical Genetic Testing (Circle Medical) – Launching in 2023E Single Gene Testing Rapid & Low-Cost 20 Genes BRCA1 BRCA2 APOE CYP2C19 CHEK2 FH Monogenic Panels 15+ Specialities 500+ Panels Oncology Reproductive Health Neurology Pediatrics Immunology Hematology Exome Sequencing 1,000’s of Rare Diseases Confirm the diagnosis for complex or unclear symptoms Identify or rule out the mutation that causes the symptoms Genome Sequencing Most Comprehensive 1,000’s of Rare Diseases Point Mutations Structural Variants Complex Mutations Non-Coding Mutations Disease Susceptibility Revealing the cause of genetic diseases | Targeted and symptoms-based diagnostic testing Circle Medical

66 Personalized Health Products – Planned to start from 2022 Source: Frost & Sullivan. 1. Global market size for personalized nutrition based on projection for 2030. 2. Global target addressable market for hair loss and erectile dysfunction for 2030. Near-term Plan Future Solutions Personalized Supplements • Unique formulas to meet individual genetic variations • Supplements tailored to each individual’s unique biology $10B+1 Circle F1x / Fem • Hair loss, erectile dysfunction, etc. $366B+2 Circle One / F1x / Fem

67 How It Works 31M Genetic Data Points1 Combine Customer and Genetic Data Personalized Supplements 120K+ Customer Data1 Unspoken Needs Solutions Use Algorithm to Process the Data Circle One / F1x / Fem

Summary Financials

Financials in US$ million[1]	2019A	2020A	1Q20A	1Q21A	2021E	2022E	2023E	2024E	2025E
Prevention	**9**	**14**	**4**	**4**	**20**	**31**	**69**	**102**	**159**
- Circle DNA	NA	NA	NA	NA	19	21	42	52	62
- ColoClear	-	NA	NA	NA	1	10	27	50	98
- Others	NA	NA	NA	NA	-	-	-	-	-
Diagnostics	**-**	**51**	**-**	**54**	**185**	**236**	**215**	**290**	**434**
- Project Screen	-	51	-	54	173	162	32	6	-
- Circle HealthPod	-	-	-	-	12	56	123	177	243
- Circle SnapShot	-	-	-	-	-	18	35	69	135
- Circle Medical	-	-	-	-	-	-	26	38	56
Personalised Care	**-**	**-**	**-**	**-**	**-**	**4**	**23**	**37**	**47**
Revenue	**9**	**65**	**4**	**57**	**205**	**272**	**307**	**429**	**640**
Prevention[2]	3	5	2	1	9	16	38	57	88
Diagnostics[2]	-	21	(0)	21	76	100	89	109	180
Personalised Care[2]	-	-	-	-	-	2	11	19	26
Gross Profit[2]	**3**	**27**	**2**	**22**	**85**	**118**	**137**	**185**	**295**
Total Marketing Expenses[2]	5	6	2	2	16	41	72	80	107
Administrative Expenses[2]	9	14	2	6	19	27	36	48	65
Research & Development Expenses[2,3]	2	2	0	1	30	36	50	64	83
Adjusted EBITDA	**(12)**	**4**	**(2)**	**12**	**21**	**14**	**(21)**	**(7)**	**39**
Depreciation and Amortization	2	2	0	1	8	13	17	20	21
Adjusted EBIT	**(14)**	**2**	**(3)**	**11**	**13**	**1**	**(38)**	**(26)**	**18**
Net interest expense	0	0	0	0	(0)	0	0	0	0
Other expense / (income)	0	(0)	0	(1)	-	-	-	-	-
ESOP	4	2	1	0	12	16	18	25	37
Net Operating Profit / (Loss)	**(18)**	**1**	**(4)**	**11**	**1**	**(15)**	**(56)**	**(52)**	**(19)**
Other Non-Operating Expense	3	5	0	7	41	-	-	-	-
Profit / (Loss) before taxation	**(21)**	**(4)**	**(4)**	**4**	**(41)**	**(15)**	**(56)**	**(52)**	**(19)**
Income Tax / (Credit)	(1)	(2)	(3)	2	0	-	-	-	-
Net Profit / (Loss)	**(20)**	**(2)**	**(1)**	**2**	**(41)**	**(15)**	**(56)**	**(52)**	**(19)**

68

Notes: USD/HKD FX rate of 7.78. For financial projections, please refer to the "Use of Projections" portion of the disclaimer.
1. 2019 and 2020 financials based on audited accounts except by-product revenues which are based on management accounts. 2021-2025 financials based on management forecast.
2. Excludes depreciation and amortization expenses. 3. Profit sharing to New Horizon for ColoClear is also included.

69 Expected to be cash flow generative by 2025E due to product ramp-up 6 8 37 71 69 48 (11) 2019A 2020A 2021E 2022E 2023E 2024E 2025E Conservative Cash Management & CAPEX Planning Cash Burn Rate in US$ millions CAPEX in US$ millions 3 8 0 0 30 80 60 40 20 4 3 5 6 38 81 62 42 22 2019A 2020A 2021E 2022E 2023E 2024E 2025E PP&E Intangibles Others Total • Large increase in CapEX expected from 22-24E to budget for IP acquisition in relation to R&D technology • Expected decrease in CapEX as a percentage of revenue as new product offerings continue to mature • Cash burn rate (from operating and investing activities) averaging at US$43 million per year in 21-25E • Continuous R&D and product commercialization efforts help position company for growth and profitability in the long- term • Strong fundraising track record to support the financing of company’s business expansion plans % of Revenue 9% 19% 30% 20% 10% 3% Notes: USD/HKD FX rate of 7.78. For financial projections, please refer to the "Use of Projections" portion of the disclaimer. 1. 2019 and 2020 financials based on audited accounts. 2021-2025 financials based on management forecast. 2. Others include acquisition of subsidiary and investment in joint venture / associate as recorded on cash flow statement. 1 2 2 2 50% 2

Product Portfolio Summary

Product	Launch Date	IP Ownership	Developed Product In-House	Distribution Exclusivity	Distribution Region[1]	Distribution Timeline	Current Consumer Base
Circle DNA	July 2019	Yes	Yes	Yes	Asia, EMEA	In Distribution	120k+ tests delivered since 2019 launch
ColoClear	1Q 2022E	Technical transfer from New Horizon Health	No	Yes	SE Asia, HK, Taiwan, Macau	Q1 2022E	N/A
Project Screen	2020	Yes	Yes	Yes	HK, UK	In Distribution	~4 million covid-19 molecular tests performed
Circle HealthPod	Q3 2021E	Yes	In collaboration with Oxford University	Yes	Asia, EMEA	Q3 2021E	N/A
Circle SnapShot	1Q 2022E	Yes	Yes	Yes	Asia, EMEA	1Q 2022E	N/A
Circle Medical	1Q 2023E	Yes	Yes	Yes	Asia, EMEA	1Q 2023E	N/A
Circle One	2022-2023E	Yes	Yes	Yes	Asia, EMEA	Q4 2022E	N/A

Source: Company Website, Company Filings.
Notes: 1. Excludes Mainland China.

70

Prenetics™

71 Risks Related to Prenetics’s Business and Industry Risks Related to Diagnostic Testing/Personal Genetics Business 1. A significant portion of Prenetics’s historical revenue were and near-term revenue will be generated from sales of its COVID-19 test kit and services, for which the demand may be substantially reduced with the production and widely administered use of an efficacious vaccine or treatment for COVID-19, and failure of Prenetics to launch other new products and expand its overall customer base would harm its business and results of operation. 2. The diagnostic testing market, particularly with respect to COVID-19 diagnostic tests, is highly competitive, and many of Prenetics’s competitors are larger, better established and have greater financial and other resources. 3. The personal genetics market is highly competitive, and many of Prenetics’s competitors are more established and have stronger marketing capabilities and greater financial resources, which presents an ongoing threat to the success of its personal genetics business. 4. Prenetics’s near-term business strategy and R&D efforts are centered around POCT / at-home infectious disease testing, at-home blood-based routine health checks, and clinical genomics for which the market is new and rapidly developing, making it difficult to evaluate the future prospects of its business. 5. Prenetics’s near-term success is highly dependent on the successful launch of Circle HealthPod and commercialization of its COVID-19 test kit in other jurisdictions, and these products may not attain market acceptance, meet customer demands or be successfully commercialized in all or any of these jurisdictions especially due to its limited operating experience in such jurisdictions, which could negatively impact its future prospects. 6. Prenetics relies on several third-party manufacturers for the manufacturing, quality-testing, assembly and shipping of its COVID-19 test kit and other products. Any variation or termination of existing arrangements may require changes to sub-manufacturing arrangements which may affect Prenetics’s ability to sell and distribute its COVID-19 test kit and other products temporarily and may adversely affected its business. 7. Clinical trials necessary to support a future test kit submission will be expensive and may require the enrollment of large numbers of subjects, and suitable subjects may be difficult to identify and recruit. Delays or failures in Prenetics’s clinical trials will prevent it from commercializing any modified or new test kits and will adversely affect its business, operating results and prospects. 8. If the third parties engaged by Prenetics to conduct clinical trials and to assist with pre-clinical development do not perform as contractually required or expected, Prenetics may not be able to obtain regulatory approval for or commercialize its products. 9. The initial use of Prenetics’s test kits requires users to follow instructions, and not adhering to instructions may lead to negative outcomes, which could harm the user experience and customer perception of Prenetics’s products. 10. If Prenetics’s test kits, devices or services do not perform as expected, its reputation, business and operating results will suffer. 11. If Prenetics is not successful in leveraging its platform to develop and commercialize additional test kits or in enhancing features and services of existing product, its ability to expand its business and achieve its strategic objectives would be impaired. Other Business Risks 1. Prenetics has incurred net losses since its inception and it anticipates that it will continue to incur losses for the foreseeable future, which could harm its future business prospects. 2. Prenetics is an early-stage company and has a limited operating history, which may make it difficult to evaluate its current business and predict its future performance. 3. Prenetics has a number of pipeline products that are currently in R&D phase, including Circle Medical, Circle SnapShot, future assays of Circle HealthPod, Circle One and F1X and Fem, and may not be successful in its efforts to development of marketable products. Any failure to develop these products or any delay in the development could adversely affect its revenues and results of operations. 4. Prenetics has a limited history introducing new products and services to its customers. The future prospects of its business may be harmed if its efforts to attract new customers and engage existing customers with enhanced products, including the anticipated launch of Circle HealthPod, a rapid POCT / at-home detection system for infectious diseases in August 2021, are unsuccessful. 5. Prenetics may not be able to achieve or maintain satisfactory pricing and margins, and its pricing strategies may not meet customers’ price expectations, which could adversely affect its revenues and results of operations. 6. Prenetics has increased and expects to further expand the size of its organization, and it may experience difficulties in managing its growth. If Prenetics is unable to manage the anticipated growth of its business, its future revenue and operating results may be harmed. 7. Prenetics’s partnership with certain celebrities and key opinion leaders and use of social media and email may adversely affect Prenetics’s reputation. 8. Prenetics relies substantially on its research collaboration with Oxford University for development and commercialization of its POCT / at-home infectious disease testing products. If Oxford University is unable to achieve projected development milestones or produce any meaningful research results, or experiences delays in doing so, Prenetics may not be able to capitalize on its investment in the collaboration projects and its business may be adversely affected. 9. Prenetics relies on a limited number of suppliers for test kit materials and for manufacturing and performing services for CircleDNA customers and may not be able to find replacements or immediately transition to alternative suppliers, which could adversely affect its ability to meet customer demand. 10. The operating results of Prenetics may fluctuate significantly, which makes its future operating results difficult to predict and could cause its operating results to fall below expectations. 11. Prenetics’s business significantly depends upon the strength of Prenetics’s brands, including Prenetics, CircleDNA and DNAFit, and any harm to Prenetics’s brands or reputation may materially and adversely affect its business and results of operations. 12. If Prenetics cannot provide quality technical and customer and user support, it could lose customers and its business and prospectus will suffer. 13. If Prenetics is unable to successfully expand its sales and marketing to match its growth, its business may be adversely affected. 14. Prenetics is highly dependent on its senior management team and key personal, and its business and operating results could be harmed if it is unable to retain senior management and to attract and retain qualified personnel necessary for its success. 15. The sizes of the markets and forecasts of market growth for the demand of Prenetics’s products and services are based on a number of complex assumptions and estimates, and may be inaccurate.

72 Risks Related to Prenetics’s Business and Industry (Cont’d) Other Business Risks (Cont’d) 16. Prenetics may need to raise additional funds to develop its platform, commercialize new products or expand its operations, and it may be unable to raise capital when needed or on acceptable terms. 17. Prenetics plans to enter new business areas, such as clinical genomics and personalized nutrition products, where Prenetics does not have any experience or has minimal experience. Prenetics would likely face competition from entities more familiar with those businesses, and Prenetics’s efforts may not succeed. 18. Prenetics may engage in acquisitions, investments or strategic alliances in the future, which could require significant management attention and resources, and could negatively affect its business, financial condition and results of operations. 19. Prenetics may incur debt or assume contingent or other liabilities or dilute Prenetics’s shareholders in connection with acquisitions or strategic alliances. 20. The United Kingdom’s withdrawal from the European Union could have an adverse impact on Prenetics’s business. 21. If Prenetics or its third-party collaborators experience any business disruptions, Prenetics’s operations and financial condition could be seriously harmed. 22. If Prenetics or PubCo fails to implement and maintain an effective system of internal controls, PubCo may be unable to accurately report its results of operations, meet its reporting obligations or prevent fraud. 23. Any significant disruption in service on Prenetics’s website, mobile applications, or in Prenetics’s computer or logistics systems, whether due to a failure with Prenetics’s information technology systems or that of a third-party vendor, could harm Prenetics’s reputation and may result in a loss of customers. Risks Related to Government Regulation 1. Prenetics’s test kits and testing devices are subject to various regulatory guidelines and any identified deficiencies or quality issue in the components of the test kits and testing devices could result in product recalls and could harm its reputation, business and financial results. 2. Prenetics’s business collects and processes a large amount of data including personal information, and Prenetics will face legal, reputational, and financial risks if Prenetics fails to protect its customers’ data from security breaches or cyberattacks. Prenetics is also subject to various laws and regulations relating to privacy or the protection or transfer of data relating to individuals, and any change in such laws and regulations or any failure by Prenetics to comply with such laws and regulations could adversely affect Prenetics’s business. 3. Prenetics’s products and services are and will continue to be subject to extensive regulation, compliance of which could be costly and time-consuming or may cause unanticipated delays or prevent the receipt of the required approvals to offer Prenetics’s products and services. 4. Prenetics plans to expand operations to various jurisdictions in which it does not currently operate or where Prenetics has limited operating experience and where Prenetics may be subject to increased regulatory risks and local competition. If Prenetics is unsuccessful in any efforts to expand internationally, its business may be harmed. Risks Related to Intellectual Property and Legal Proceedings 1. Prenetics depends, and may depend in the future, on intellectual property licensed from third parties, such as license from New Horizon Health for development and commercialization of ColoClear, and the expiration of such intellectual property, or the failure of such third parties to maintain or protect such intellectual property, or the termination of the licenses or other agreements permitting Prenetics to use such intellectual property could result in the loss of significant rights, which would harm its business. 2. Adverse publicity about any investigation, litigation, regulatory or legal action against Prenetics or its senior management could harm its reputation and business. 3. Prenetics does not currently own any issued patents. If Prenetics is unable to obtain, maintain and protect its intellectual property rights and proprietary information or prevent third-parties from making unauthorized use of its technology, its business could be harmed. 4. Prenetics may be subject to claims that its employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that Prenetics’s employees have wrongfully used or disclosed alleged trade secrets of their former employers. 5. Prenetics may be involved in patent litigation or other intellectual property infringement claims or administrative proceedings with respect to intellectual property, which could result in substantial costs and expenses, substantial liability for damages and may disrupt its business and operations. 6. Patent terms may be inadequate to protect Prenetics’s competitive position on its products and services for an adequate amount of time. 7. Prenetics may be subject to legal proceedings and litigation, which are costly to defend and could materially harm its business and results of operations. 8. Prenetics uses certain open-source technology in its business and may use other open-source technology in its business in the future. It may face claims from open-source licensors claiming ownership of, or demanding the release of, the technology and any other intellectual property that it developed using or derived from such open-source technology. 9. Prenetics has not commissioned a formal external freedom to operate analysis with respect to its products or product candidates, and Prenetics may not be aware of issued patents that a third-party might assert are infringed by Prenetics’s current or future products, which could materially impair its ability to commercialize such products.

Transaction Structure

Reorganization Steps

Step 1



Artisan Shareholders
New Listco (Cayman*)
Listco stock, warrants
Merger
Artisan SPAC (Cayman)
Merger Sub 1 (Cayman*)

- New Cayman Listco and Merger Sub 1 are formed**
- Merger Sub 1 merges into Artisan SPAC
- Outstanding Artisan SPAC stock and warrants cancelled in exchange for New Listco stock and warrants
- Transaction is intended to qualify for Artisan SPAC security holders as a § 368(a)(1)(F) tax-free reorganization for U.S. federal income tax purposes

Step 2



Artisan Shareholders
Prenetics Shareholders
Listco stock
Listco (Cayman)
Artisan SPAC (Cayman)
Merger Sub 2 (Cayman)
Merger
Prenetics Group (Cayman)

- Listco forms Cayman Merger Sub 2
- Merger Sub 2 merges into Prenetics Group, with Prenetics Group surviving
- Outstanding Prenetics Group stock cancelled in exchange for Listco stock
- Share exchange is intended to qualify as tax-free for U.S. federal income tax purposes under § 368(a); may also qualify under § 351 depending on size of Prenetics shareholders' percentage ownership of Listco

Resultant Transaction



Artisan Shareholders
Prenetics Shareholders
Listco (Cayman)
Artisan SPAC (Cayman)
Prenetics Group (Cayman)

*For illustrative purpose, we assume new public parent will be Cayman companies.

**New Listco is formed by a non-U.S. person (e.g. Target CEO), or otherwise satisfies the business contacts test.

73

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that are based on beliefs and assumptions and on information currently available to Artisan and Prenetics, and also contains certain financial forecasts and projections.

All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, Prenetics’ plans for new product development and geographic expansion, objectives of management for future operations of Prenetics, projections of market opportunity and revenue growth, competitive position, technological and market trends, the sources and uses of cash from the proposed transaction, the anticipated enterprise value of PubCo following the consummation of the proposed transaction, anticipated benefits of the proposed transaction and expectations related to the terms of the proposed transaction, are also forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. These statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Artisan and Prenetics, which involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Although each of Artisan, Prenetics and PubCo believes that it has a reasonable basis for each forward-looking statement contained in this document, each of Artisan, Prenetics and PubCo caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction, which is expected to be filed by PubCo with the SEC and other documents filed by Artisan or PubCo from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied in the forward-looking statements. Forward-looking statements in this document include statements regarding the proposed transaction, including the timing and structure of the transaction, the proceeds of the transaction and the benefits of the transaction. Neither Artisan, Prenetics nor PubCo can assure you that the forward-looking statements in this document will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including the ability to complete the business combination due to the failure to obtain approval from Artisan’s shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by Artisan’s public shareholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement on Form F-4 to be filed by PubCo with the SEC and those included under the heading “Risk Factors” in the final prospectus of Artisan dated May 13, 2021 and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Artisan, Prenetics, PubCo, their respective directors, officers or employees or any other person that Artisan, Prenetics or PubCo will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this document represent the views of Artisan, Prenetics and PubCo as of the date of this document. Subsequent events and developments may cause those views to change. However, while Artisan, Prenetics and PubCo may update these forward-looking statements in the future, Artisan, Prenetics and PubCo specifically disclaim any obligation to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Artisan, Prenetics or PubCo as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, PubCo will file a registration statement on Form F-4 with the SEC that will include a prospectus with respect to PubCo’s securities to be issued in connection with the proposed transaction and a proxy statement with respect to the shareholder meeting of Artisan to vote on the proposed transaction. Shareholders of Artisan and other interested persons are encouraged to read, when available, the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about Artisan, Prenetics and PubCo and the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Artisan as of a record date to be established for voting on the proposed transaction. Once available, shareholders of Artisan will also be able to obtain a copy of the F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Artisan Acquisition Corp., Room 1111, New World Tower 1, 18 Queen's Road, Central, Hong Kong. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Artisan, Prenetics and PubCo and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this document under the rules of the SEC. Information about the directors and executive officers of Artisan and their ownership is set forth in Artisan’s filings with the SEC, including its final prospectus dated May 13, 2021 and subsequent filings on Form 10-Q and Form 3. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Artisan’s shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when it is filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to Artisan Acquisition Corp., Room 1111, New World Tower 1, 18 Queen's Road, Central, Hong Kong.

No Offer or Solicitation

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Artisan, Prenetics or PubCo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.